Exhibit 99.1
Navios Maritime Holdings Inc. Announces Proposed Private Offering of
$325 Million Senior Notes Due 2019
PIRAEUS, GREECE — January 13, 2011 — Navios Maritime Holdings Inc. (“Navios Holdings”) (NYSE: NM) announced today that it and Navios Maritime Finance II (US) Inc., its wholly-owned finance subsidiary (“NMF” and, together with Navios Holdings, “Navios”) intend to offer through a private placement, subject to market and other conditions, approximately $325 million of Senior Notes due 2019 (the “Notes”). The Notes will be offered and sold in the United States only to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and in offshore transactions to non-United States persons in reliance on Regulation S under the Securities Act.
The Notes to be issued by Navios are expected to be guaranteed by all of the subsidiaries that provide a guarantee of Navios’ existing 8 5/8% first priority ship mortgage notes due 2017.
Navios Holdings intends to use the net proceeds from the offering of the Notes to purchase and/or redeem any and all of Navios Holdings’ outstanding 9 1/2% Senior Notes due 2014 (the “2014 Notes”) and pay related transaction fees and expenses. The consummation of the offering of the Notes will be conditioned upon customary closing conditions.
The Notes and related guarantees have not been registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States or to or for the benefit of U.S. persons unless so registered except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable securities laws in other jurisdictions.
This press release does not constitute an offer to sell or a solicitation of an offer to buy the Notes or any other securities, and shall not constitute an offer, solicitation or sale of any Notes or other securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. Any offer of the Notes will be made only by means of a private offering memorandum. This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act.
Forward Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Holdings’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenues and time charters. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for drybulk vessels, competitive factors in the market in which Navios Holdings operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Holdings’ filings with the Securities and Exchange Commission. Navios expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’

expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Public & Investor Relations Contact:
Navios Maritime Holdings Inc.
Investor Relations
+1.212.906.8643
investors@navios.com
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